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02021950

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAY 30 2002 SECTION 152 PROCESSING WASH DC

SEC FILE NUMBER
8- 17960

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Name: Bangor Securities, Inc.

Old Name: LIVADA SECURITIES, INC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

!711 Congress St.

(No. and Street)

| Portland | Maine | 04102 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name — *if individual, state last, first, middle name*)

| 130 Middle St. PO Box 9741 | Portland, ME. | 04104 | |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JUN 1 9 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OK-VE 6-17-02

## OATH OR AFFIRMATION

I, Gregg M. Piasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Livada Securities, Inc., as of 3/31/02, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Susan J Harkins

Notary Public

SUSAN J HARKINS
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES
March 8, 2007

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Livada Securities, Inc.

**Financial Statements and**
**Supplementary Schedules**
**For the Year Ended March 31, 2002**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
130 Middle Street
P.O. Box 9741
Portland ME 04104-5059
Telephone (207) 791 5200
Facsimile (207) 774 1297

## Report of Independent Accountants

To the Board of Directors and Shareholder of Livada Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Livada Securities, Inc. (the "Company") at March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 21, 2002

# Livada Securities, Inc.
## Statement of Financial Condition
## March 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 353,527 |
| Commissions receivable | 35,179 |
| Securities owned, at fair market value | 984,511 |
| Furniture and equipment, net (at cost less accumulated depreciation of $127,984) | 158,005 |
| Goodwill | 705,036 |
| Prepaid insurance | 6,751 |
| Income tax receivable | 144,261 |
| Other assets | 3,300 |
| Total assets | $ 2,390,570 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities: | |
| Accounts payable and other liabilities | $ 68,040 |
| Accrued post-retirement benefits | 42,151 |
| Employee compensation payable | 23,451 |
| Accrued incentive compensation | 19,314 |
| Due to parent | 16,391 |
| Commissions payable | 10,099 |
| Total liabilities | 179,446 |
| Commitments and contingencies (Note 6) | |
| Stockholder's equity: | |
| Class A common stock, $0.01 par value per share, 300,000 shares authorized, issued and outstanding | 3,000 |
| Class B common stock, $0.01 par value per share, 600,000 shares authorized, 312,000 shares issued and outstanding | 3,120 |
| Additional paid-in capital | 2,579,157 |
| Accumulated deficit | (374,153) |
| Total stockholder's equity | 2,211,124 |
| Total liabilities and stockholder's equity | $ 2,390,570 |

The accompanying notes are an integral part of these financial statements.

# Livada Securities, Inc.
## *Statement of Operations*
## For the Year Ended March 31, 2002

| | |
|---|---|
| Revenue: | |
| Commissions and fees | $ 1,738,844 |
| Trading losses, net | (97,333) |
| Other revenue | 16,842 |
| Total revenue | 1,658,353 |
| Expense: | |
| Employee compensation and benefits (Note 4) | 1,379,187 |
| Clearing broker fees | 169,111 |
| General and administrative | 154,212 |
| Licenses, fees and dues | 111,760 |
| Goodwill amortization | 87,221 |
| Rent expense | 60,585 |
| Depreciation | 46,357 |
| Professional services | 44,941 |
| Other expense | 14,391 |
| Total expense | 2,067,765 |
| Loss before income taxes | (409,412) |
| Income tax benefit (Note 2) | (144,261) |
| Net loss | $ (265,151) |

The accompanying notes are an integral part of these financial statements.

# Livada Securities, Inc.
## Statement of Changes in Stockholder's Equity
## For the Year Ended March 31, 2002

| | Common stock | Additional paid-in capital | Accumulated deficit | Total stockholder's equity |
|---|---|---|---|---|
| Balance at March 31, 2001 | $ 6,120 | $ 2,579,157 | $ (109,002) | $ 2,476,275 |
| Net loss | - | - | (265,151) | (265,151) |
| Balance at March 31, 2002 | $ 6,120 | $ 2,579,157 | $ (374,153) | $ 2,211,124 |

The accompanying notes are an integral part of these financial statements.

# Livada Securities, Inc.
## Statement of Cash Flows
## For the Year Ended March 31, 2002

| | |
|---|---|
| Cash flows from operating activities: | |
| Net loss | $ (265,151) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Depreciation expense | 46,357 |
| Amortization of goodwill | 87,221 |
| Securities owned, net | 49,971 |
| Increase in commissions receivable | (20,208) |
| Decrease in other assets and prepaid insurance | 9,357 |
| Increase in income taxes receivable | (199) |
| Increase in accounts payable and other liabilities | 26,417 |
| Increase in accrued post retirement benefits | 15,847 |
| Increase in employee compensation payable | 20,002 |
| Increase in accrued incentive compensation | 19,314 |
| Increase in due to parent | 16,391 |
| Increase in commissions payable | 7,230 |
| Net cash provided by operating activities | 12,549 |
| Cash flows from investing activities: | |
| Capital expenditures, net | (21,134) |
| Net cash used in investing activities | (21,134) |
| Decrease in cash and cash equivalents | (8,585) |
| Cash and cash equivalents at beginning of year | 362,112 |
| Cash and cash equivalents at end of year | $ 353,527 |

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies**

**Nature of Business**
Livada Securities, Inc. (the "Company") is a wholly-owned subsidiary of Bangor Savings Bank ("Bangor"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and provides securities brokerage and investment advisory services. In addition, the Company maintains a proprietary trading account. Effective April 4, 2002, the Company legally changed its name to Bangor Securities, Inc.

The Company has an agreement with a clearing broker, Wexford Clearing Services Corporation ("Wexford"), under which Wexford maintains customer account records and executes individual securities and mutual fund transactions, which are to be held in the customer's Wexford account. The Company clears all insurance and mutual fund transactions, which are not held in the customer's Wexford account, directly through the respective insurance company or mutual fund.

**Accounting Method**
The Company maintains its books on the accrual basis of accounting.

**Cash Equivalents**
Cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

**Furniture and Equipment**
Furniture and equipment are stated at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over a period ranging from 3 to 7 years. Leasehold improvements are depreciated using the straight-line method over the estimated useful lives of the improvements.

Expenditures for furniture and equipment and renewals and betterments that extend the useful life of assets are capitalized. Expenditures for maintenance and repairs are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and gains or losses are included in income.

**Securities Owned**
Securities owned, which are comprised solely of marketable equity securities, are carried at fair market value. Purchases and sales of securities are recorded on the trade date and gains and losses on the sale of securities are recognized on a specific identification basis.

**Goodwill**
Goodwill, which resulted from the acquisition of the Company by Bangor, is being amortized over a 12-year period using the straight-line method. Management reviews goodwill for impairment on a periodic basis and will write down the asset if necessary. No write down was deemed necessary in fiscal 2002.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, in June 2001. SFAS No. 142 revises accounting standards for all purchased intangible assets, and requires that most goodwill not be amortized, but rather that it be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and companies are required to perform the first impairment test on all goodwill within six months or initial application of the provisions of the statement. The Company does not anticipate the adoption of this statement will have a material impact on its financial statements.

**Revenue**
Commission revenues are recorded on a trade date basis.

**Income Taxes**
The Company is included in the consolidated federal income tax return filed by its parent, Bangor. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Bangor, respectively.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect certain reported amounts of assets and liabilities at the balance sheet date and income and expenses for the period. Accordingly, actual results could differ from these estimates.

## 2. Income Taxes

Income taxes applicable to income before income taxes for the years ended March 31, 2002 were:

| | Federal | State | Total |
|---|---|---|---|
| Current | $ (136,407) | $ (3,928) | $ (140,335) |
| Deferred | (3,926) | - | (3,926) |
| | $ (140,333) | $ (3,928) | $ (144,261) |

Income taxes calculated using the effective tax rate differ from income taxes calculated using the statutory tax rate as follows:

| | 2002 |
|---|---|
| Computed "expected" tax benefit at statutory rate | $ (143,294) |
| State taxes | (2,553) |
| Other | 1,586 |
| Income tax benefit | $ (144,261) |

**3. Related Party Transactions**

The Company maintains a noninterest-bearing checking account at Bangor. Additionally, the Company executes trades for Bangor's Trust Department and its customers. Commissions related to these trades are charged to Bangor at stated rates.

Bangor pays for a majority of the operating expenses related to the Company's operations, and is reimbursed by the Company. Settlement of these charges occurs on a regular basis.

| | | 2002 |
|---|---|---|
| Amounts owed to Bangor for payments made to vendors were: | $ | 16,391 |

The Company participates in the Bangor defined benefit postretirement plan that provides limited postretirement medical and life insurance benefits to qualifying employees. The Plan is non-contributory. The Company recognizes the expense of such plan, which totalled $15,847 in 2002, based on a separate actuarial computation.

**4. Employee Benefit Plan**

The Company has adopted a 401(k) plan covering employees who are at least 21 years of age and have worked for the Company for at least one year. Contributions to the plan are made by the employees at their discretion. Employer contributions for the year ended March 31, 2002 were $62,708.

**5. Net Capital Requirements**

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At March 31, 2002, the Company's net capital for regulatory purposes was $1,041,015, which exceeded its required net capital of $250,000 by $791,015. The ratio of aggregate indebtedness to net capital was 0.17 at March 31, 2002.

**6. Commitments and Contingent Liabilities**

The Company is a party to certain litigation in the ordinary course of business. Management is of the opinion that the aggregate liability, if any, resulting from such litigation will be immaterial in relation to the financial statements taken as a whole.

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. The Company does not expect nonperformance by customers or counterparties.

## Livada Securities, Inc.
## Schedule I
### Computation on Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of March 31, 2002

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | $ 2,211,124 |
| Total stockholder's equity qualified for net capital | 2,211,124 |
| Less: | |
| Non-allowable assets: | |
| Goodwill, prepaid insurance, other assets, property, furniture and equipment, and income tax receivable | 1,017,353 |
| Total deductions | 1,017,353 |
| Net capital before haircuts on securities position | 1,193,771 |
| Haircuts on securities (computed pursuant to Rule 15c3-1(f)) | 152,756 |
| Net capital | $ 1,041,015 |
| Aggregate indebtedness: | |
| Other liabilities | $ 179,446 |
| Total aggregate indebtedness | $ 179,446 |
| Computation of basic net capital requirement: | |
| Minimum net capital required | $ 250,000 |
| Excess net capital | $ 791,015 |
| Excess net capital at 1000% | $ 1,023,071 |
| Ratio: Aggregate indebtedness to net capital | 0.17 to 1 |

There are no material differences between the above computation and the computation included in the Company's Unaudited Form X-17A-5, as amended.

## Livada Securities, Inc. | Schedule II

**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**As of March 31, 2002**

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

## Livada Securities, Inc. — Schedule III

### Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of March 31, 2002

The Company operates pursuant to the exemptive provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
130 Middle Street
P.O. Box 9741
Portland ME 04104-5059
Telephone (207) 791 5200
Facsimile (207) 774 1297

## Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of Livada Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Livada Securities, Inc. (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 21, 2002